UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ELIZABETH ARDEN, INC.

(Name of Subject Company (Issuer))

NIGHTINGALE ONSHORE HOLDINGS L.P.

NIGHTINGALE OFFSHORE HOLDINGS L.P.

(Names of Filing Persons (Offerors))

NIGHTINGALE GP LLC

(Names of Filing Persons (General Partner of OFFERORS))

RHôNE CAPITAL IV L.P.

(Names of Filing Persons (Other Person))

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

28660G106

(CUSIP Number of Class of Securities)

Nightingale Onshore Holdings L.P.

Nightingale Offshore Holdings L.P.

c/o Rhône Capital IV L.P.

630 Fifth Avenue, Suite 2710

New York, New York 10111

Attention: M. Allison Steiner

(212) 218-6700

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Trevor S. Norwitz

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

CALCULATION OF FILING FEE
Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*

* Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	n/a	Filing Party:	n/a
Form of Registration No.:	n/a	Date Filed:	n/a

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1
☐	Issuer tender offer subject to Rule 13e-4
☐	Going-private transaction subject to Rule 13e-3
☐	Amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Exhibit	Exhibit Name
99.1	Press Release issued by Nightingale Onshore Holdings L.P. and Nightingale Offshore Holdings L.P. on August 25, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2014

NIGHTINGALE ONSHORE HOLDINGS L.P.

By:	NIGHTINGALE GP LLC,
its General Partner

By:	/s/ Franz-Ferdinand Buerstedde
	Name:	Franz-Ferdinand Buerstedde
	Title:	Manager

NIGHTINGALE OFFSHORE HOLDINGS L.P.

By:	NIGHTINGALE GP LLC,
its General Partner

By:	/s/ Franz-Ferdinand Buerstedde
	Name:	Franz-Ferdinand Buerstedde
	Title:	Manager

NIGHTINGALE GP LLC

By:	/s/ Franz-Ferdinand Buerstedde
	Name:	Franz-Ferdinand Buerstedde
	Title:	Manager

RHÔNE CAPITAL IV L.P.

By:	RHÔNE HOLDINGS IV L.L.C.,
its General Partner

By:	/s/ Franz-Ferdinand Buerstedde
	Name:	Franz-Ferdinand Buerstedde
	Title:	Authorized Signatory